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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)

Western Gas Resources, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
958259 10 3 (CUSIP Number)

Fiona E. Arnold
Associate General Counsel
Western Gas Resources, Inc.
1099 18th Street, Suite 1200
Denver, CO 80202
(303) 450-8439
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 958259 10 3	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons. Walter L. Stonehocker S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 1,258,426 (1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 1,258,426 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,507,028 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 7.6%

(14)	Type of Reporting Person* IN

(1) Includes 667 shares which reporting person has right to acquire through the exercise of stock options. *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This 13D/A Amendment No. 4 hereby amends and restates in its entirety the Schedule 13D previously filed by Walter L. Stonehocker with respect to his beneficial ownership of common stock of Western Gas Resources, Inc.

ITEM 1. Security and Issuer.

        This Statement on Schedule 13D/A (this "Schedule 13D/A") relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Western Gas Resources, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1099 18th Street, Suite 1200, Denver, Colorado 80202.

ITEM 2. Identity and Background.

  (a)
  This Schedule 13D/A is being filed by Mr. Walter L. Stonehocker;

  (b)
  Mr. Stonehocker's business address is 15600 Holly, Brighton, Colorado 80602.

  (c)
  Mr. Stonehocker's principal occupation is retired Senior Vice President.

  (d)
  During the last five years, Mr. Stonehocker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, Mr. Stonehocker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that would have made him subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  (f)
  Mr. Stonehocker is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

        WGP, Inc., a Colorado corporation ("WGP") that was 18.35% owned by Mr. Stonehocker prior to its dissolution on May 1, 1991, acquired 4,014,907 shares of Common Stock of the Issuer pursuant to a subscription agreement between the Issuer and WGP that was accepted by the Issuer on November 3, 1989 and became effective on December 8, 1989 concurrently with the commencement of the public offering of shares of Common Stock by the Issuer (the "Public Offering"). WGP acquired the shares of Common Stock primarily for investment purposes.

        The Issuer was formed in October 1989 to acquire a majority interest in Western Gas Processors, Ltd., a Colorado limited partnership (the "Partnership") that merged out of existence on May 1, 1991. The Issuer became the sole general partner of the Partnership on December 8, 1989, and, from that date through May 1, 1991, conducted all of its business through the Partnership. Upon completion of the Public Offering on December 15, 1989, the Issuer owned approximately 51% of the Partnership, including 15% acquired with the net proceeds from the Public Offering. With additional net proceeds received by the Issuer from the exercise by certain underwriters of an over-allotment option to purchase additional shares of Common Stock granted to such underwriters in connection with the Public Offering, the Issuer subsequently increased its ownership of the Partnership to approximately 52%.

        On October 8, 1990, the Issuer announced that it would propose a restructuring (the "Restructuring") after which it would own all outstanding interests in the Partnership. Mr. Stonehocker subsequently entered into an Agreement and Plan of Restructuring dated as of April 2, 1991 (the "Restructuring Agreement") among the Issuer, the Partnership and the "Founders" (consisting of Mr. Stonehocker, WGP, Heetco, Inc. NV, a Nevada corporation, Dean Phillips, Inc., a Missouri corporation, Sauvage Gas Company, a Colorado corporation, Sauvage Gas Service, Inc., a Nebraska

Page 3 of 7 Pages

corporation, Brion G. Wise, Bill M. Sanderson, Dean Phillips, Ward Sauvage, and, subject to the limitations set forth therein, Lanny F. Outlaw). The Restructuring Agreement provided that (i) the Founders would transfer (the "Transfer") to the Issuer all units of limited partner interest ("LP Units") in the Partnership owned by them, other than LP Units designated as $1.80 Cumulative Participating Preference Units ("PPUs"), in exchange for an equal number of shares of Common Stock and (ii) the Partnership would merge into the Issuer pursuant to a plan of merger (the "Merger") providing that all LP Units not owned by the Issuer after the Transfer (consisting of PPUs) would be converted into an equal number of shares of Common Stock.

        The Restructuring was consummated on May 1, 1991 after the stockholders of the Issuer and the limited partners of the Partnership voted to approve the transaction, and the Partnership ceased to exist. On May 1, 1991 pursuant to the Transfer, the 4,471,969 LP Units owned by WGP were assigned, transferred and delivered to the Issuer in exchange for an equal number of shares of Common Stock. After the Restructuring was consummated, WGP was dissolved on May 1, 1991, and Mr. Stonehocker became the beneficial owner of a number of shares of Common Stock equal to his percentage ownership of WGP multiplied by the number of shares of Common Stock owned by WGP, and WGP ceased to be the beneficial owner of any Common Stock. Mr. Stonehocker acquired beneficial ownership of 1,557,759 shares of Common Stock pursuant to the dissolution of WGP.

        Also, on May 1, 1991, pursuant to the Merger, 26,500 PPUs held jointly by Mr. Stonehocker and his wife, Mrs. Roswitha Stonehocker, were converted into an equal number of shares of Common Stock. Mr. And Mrs. Stonehocker subsequently purchased, as joint tenants, an additional 3,500 share of Common Stock in an open market transaction.

        Mr. Stonehocker may also be deemed the beneficial owner of 1,384,379 shares of Common Stock owned by his wife and 127,820 shares of Common Stock owned by WGP Stock Trust (a trust for the benefit of the Stonehockers' children and of which Mrs. Stonehocker is the trustee), each of which acquired beneficial ownership of such shares upon the dissolution of WGP. Mr. Stonehocker may also be deemed to be the beneficial owner of 3,183 shares of Common Stock beneficially owned by one of his sons.

        On May 17, 2002, Mr. Stonehocker was issued, in his capacity as a member of the Board of Directors of the Issuer, options to purchase 2,000 shares of Common Stock, 667 of which are vested and the underlying shares deemed beneficially owned.

        On May 19, 2003, Mr. Stonehocker was issued, in his capacity as a member of the Board of Directors of the Issuer, options to purchase 2,000 shares of Common Stock, none of which are currently vested.

ITEM 4. Purpose of Transaction.

        Since the acquisitions referred to in Item 3 above, the following shares owned directly by or in which Mr. Stonehocker may be deemed to have a beneficial interest have been disposed of:

  (a)
  300,000 shares of Common Stock held directly by Mr. Stonehocker pursuant to an underwritten registration statement;

  (b)
  30,000 shares held jointly by Mr. Stonehocker and Mrs. Stonehocker in a series of open market transactions;

  (c)
  212,000 shares of Common Stock held by Mrs. Stonehocker in a series of open market transactions; and

  (d)
  54,780 shares of Common Stock held by the WGP Stock Trust were gifted to another party.

Page 4 of 7 Pages

        Mr. Stonehocker intends to hold the remainder of his shares of Common Stock primarily for investment purposes. Mr. Stonehocker has no specific plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a)—(j) of Item 4 to Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

  (a)
  Mr. Stonehocker is the beneficial owner of an aggregate of 2,507,028 shares of Common Stock constituting 7.6% of the shares of Common Stock of the Issuer outstanding on March 28, 2003.

  (b)
  Mr. Stonehocker possesses the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 1,258,426 shares of Common Stock in the Issuer of which he is the beneficial owner.

  (c)
  None.

  (d)
  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The issuer has granted Mr. Stonehocker 4,000 options to purchase shares of Common Stock of the issuer, 2,000 of which were issued pursuant to a stock option agreement dated May 17, 2002 and the remaining 2,000 of which were issued pursuant to a stock option agreement dated May 19, 2003. The options vest in annual one-third increments commencing on the first anniversary of the respective grant date. The options expire on the earlier of five years from the date of vesting or ten years from the grant date.

ITEM 7. Material to be Filed as Exhibits.

  (1)
  Subscription Agreement, effective December 8, 1989, between WGP, Inc. and Western Gas Resources, Inc. (previously filed as exhibit 10.31 to Western Gas Resources, Inc.'s Registration Statement on Form S-4, Registration No. 33-39588, dated March 27, 1991 and incorporated herein by reference).

  (2)
  Agreement and Plan of Restructuring, dated as of April 2, 1991, by and among Western Gas Resources, Inc., Western Gas Processors, Ltd. and Mr. Stonehocker, WGP, Inc., Heetco, Inc., Dean Phillips, Inc., Sauvage Gas Company, Sauvage Gas Service, Inc., Brion G. Wise, Bill M. Sanderson, Dean Phillips, Ward Sauvage and Lanny F. Outlaw (previously filed as exhibit 10.10 to Western Gas Resources, Inc.'s Registration Statement on Form S-1, Registration No. 33-43077, dated November 14, 1991 and incorporated herein by reference).

  (3)
  Stock Option Agreement, dated May 17, 2002, by and between Western Gas Resources, Inc. and Mr. Walter L. Stonehocker.

  (4)
  Stock Option Agreement, dated May 19, 2003, by and between Western Gas Resources, Inc. and Mr. Walter L. Stonehocker.

Page 5 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2003 (Date)

/s/ WALTER L. STONEHOCKER (Signature)

Walter L. Stonehocker (Name/Title)

Page 6 of 7 Pages

Index Exhibit

Exhibit Number	Description
(1)	Subscription Agreement, effective December 8, 1989, between WGP, Inc. and Western Gas Resources, Inc. (previously filed as exhibit 10.31 to Western Gas Resources, Inc.'s Registration Statement on Form S-4, Registration No. 33-39588, dated March 27, 1991 and incorporated herein by reference).
(2)
Agreement and Plan of Restructuring, dated as of April 2, 1991, by and among Western Gas Resources, Inc., Western Gas Processors, Ltd. and Mr. Stonehocker, WGP, Inc., Heetco, Inc., Dean Phillips, Inc., Sauvage Gas Company, Sauvage Gas Service, Inc., Brion G. Wise, Bill M. Sanderson, Dean Phillips, Ward Sauvage and Lanny F. Outlaw (previously filed as exhibit 10.10 to Western Gas Resources, Inc.'s Registration Statement on Form S-1, Registration No. 33-43077, dated November 14, 1991 and incorporated herein by reference).
(3)	Stock Option Agreement, dated May 17, 2002, by and between Western Gas Resources, Inc. and Mr. Walter L. Stonehocker.
(4)	Stock Option Agreement, dated May 19, 2003, by and between Western Gas Resources, Inc. and Mr. Walter L. Stonehocker.

Page 7 of 7 Pages

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  ITEM 1. Security and Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transaction.
  ITEM 5. Interests in Securities of the Issuer.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  ITEM 7. Material to be Filed as Exhibits.
Index Exhibit